SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Silver Spike Acquisition Corp. II
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G8201H105
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 2 on Schedule 13G/A corrects a clerical error in the filing made by the Reporting Persons on February 14, 2022, which was inadvertently filed as an original 13G despite it being an amendment to the original Schedule 13G filed on March 22, 2021.

CUSIP No. G8201H105	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Candlestick Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. G8201H105	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Candlestick Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G8201H105	13G/A	Page 4 of 6 Pages

Item 1(a).	Name of Issuer

Silver Spike Acquisition Corp II (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

600 Madison Avenue 17th Floor, New York, New York 10022

Item 2(a, b, c).	Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Candlestick Capital Management LP, a Delaware limited partnership (the “Firm”), and Candlestick Master Fund LP, a Cayman Islands exempted limited partnership (“Candlestick Master”). The address for the Firm and Candlestick Master is: 1 Lafayette Place, Greenwich, Connecticut 06830.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”),

Item 2(e).	CUSIP No.:

G8201H105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

Item 4.	Ownership

Information with respect to the Firm’s and Candlestick Master’s ownership of securities of the Issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm and Candlestick Master.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

CUSIP No. G8201H105	13G/A	Page 5 of 6 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G8201H105	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 10, 2023

Candlestick Capital Management LP

By:	/s/ James McGovern
James McGovern, Chief
Compliance Officer

Candlestick Master Fund LP

By:	/s/ James McGovern
James McGovern,
Chief Compliance Officer